A2Z Smart Technologies Becomes DTC Eligible in the US

Increases Ability for U.S. Investors to Trade its Stock

Yavne, Israel – Accesswire - August 12, 2020 – A2Z Smart Technologies, Inc. (TSXV: AZ) (OTCQB: AAZZF) (FSE: A23) ("A2Z" or the "Company"), an innovative technology company specializing in state-of-the-art automation and electronics technology, is pleased to announce that the Company's stock has become DTC eligible, which enables the Company's securities to be deposited through DTC, the Depository Trust Company.

DTC is the largest securities depository in the world and holds over thirty-five trillion dollars worth of securities on deposit. DTC accepts deposits of securities from its participants only, who are usually clearing firms, and provides safekeeping through electronic record-keeping of securities balances. AAZZF will now be tradeable at U.S. online brokers, such as TD Ameritrade, E*Trade, Charles Schwab and Fidelity.

"Becoming DTC eligible coupled with our recent upgrade to OTCQB demonstrated our desire to become more attractive to U.S. investors", stated, Joseph Bentsur, A2Z's CEO. "While we continue our focus on sales growth, we are also committed to improving our capital markets strategy and we believe these recent moves will help us reach new potential investors."

About A2Z Smart Technologies, Inc.

A2Z Smart Technologies, Inc. is an innovative technology company based out of Israel, specializing in military technology and expanding into the civilian markets. A2Z has been operating for over 30 years and has a client base with 75 recurring clients, including the Israel Defense Forces, Security Forces, and Ministry of Defense among others. A2Z plans to leverage their cash flow-generating core-business to expand into the civilian robotics and automobile markets.

According to Zion Market Research, the Military Robotics space is expected to reach \$53.93B by 2027 for a projected CAGR of 13.5%.(Summary of Report)

For additional information, please visit: https://a2zas.com

Twitter: @A@Z_Advanced

On Behalf of the Board,

Bentsur Joseph, CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may include forward-looking statements that are subject to inherent risks and uncertainties. All statements within this news release, other than statements of historical fact, are to be considered forward looking. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those described in forward-looking statements. Factors that could cause actual results to differ materially from those described in forward-looking statements include fluctuations in market prices, including metal prices, continued availability of capital and financing, and general economic, market or business conditions. There can be no assurances that such statements will prove accurate and, therefore, readers are advised to rely on their own evaluation of such uncertainties. We do not assume any obligation to update any forward-looking statements except as required under applicable laws.

Corporate Contact:
Gadi Levin
+972-8-932-4333
gadi@a2zas.com

Investors:
ClearThink
nyc@clearthink.capital